As filed with the Securities and Exchange Commission on October 7, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARDIMA, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3842 (Primary Standard Industrial Classification Code Number)	94-3177883 (I.R.S. Employer Identification No.)

47266 Benicia Street
Fremont, California 94538
(510) 354-0300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gabriel B. Vegh
Chief Executive Officer
CARDIMA, INC.
47266 Benicia Street
Fremont, California 94538
(510) 354-0300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas E. Sparks, Jr.
P. Joseph Campisi, Jr.
PILLSBURY WINTHROP LLP
50 Fremont Street
San Francisco, California 94105
(415) 983-1000

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $.001 par value (2)	9,995,775 Shares	$0.79	$7,896,666.25	$726.50

(1)	Includes 3,012,898 shares of Common Stock exercisable pursuant to the issuance of warrants.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Registrant’s Common Stock on the Nasdaq SmallCap Market on October 4, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 7, 2002

CARDIMA, INC.

9,995,775 Shares

Common Stock

This prospectus is part of a registration statement of Cardima, Inc. (“Cardima,” “we,” “us” or “our”) filed with the Securities and Exchange Commission in connection with a private placement completed by Cardima in August, 2002. As part of the private placement, we agreed to register for resale the shares of common stock sold thereunder. We also agreed to register shares of common stock issuable pursuant to warrants held by certain holders. This prospectus will be used by the selling stockholders to sell up to 9,995,775 shares of our common stock. This means:

•	The selling stockholders may sell their shares of common stock from time to time.

•
For information on the methods of sale of the common stock, you should refer to the section entitled “Plan of Distribution” on page 16. Cardima will not receive any portion of the proceeds from the sale of this common stock.

•	You should read this prospectus and any prospectus supplement carefully and in its entirety before you invest in shares of our common stock.

Our common stock currently is listed on the Nasdaq SmallCap Market under the symbol “CRDM.” On October 3, 2002, the closing bid price for our common stock on the Nasdaq SmallCap Market was $0.82.

Investing in our common stock involves a high degree of risk. You should carefully read and consider the “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2002.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

The “Cardima” logo and “REVELATION,” “REVELATION Tx,” “REVELATION T-Flex,” “REVELATION Helix,” “NAVIPORT,” “VENAPORT,” “VUEPORT” and “EP SELECT” are registered trade names of Cardima, Inc. “PATHFINDER,” “PATHFINDER mini,” “TRACER,” “Tx SELECT,” “NavAblator” and “TheraStream,” are trademarks of Cardima, Inc. This prospectus also may contain trademarks of other companies.

ABOUT CARDIMA

We are focused on the diagnosis and treatment of cardiac arrhythmias. Arrhythmias are abnormal electrical heart rhythms that cause fast heartbeats and potentially can be fatal. We design, develop, manufacture and market minimally-invasive, single-use microcatheter-based systems to diagnose and treat the two most common forms of arrhythmias: atrial fibrillation and ventricular tachycardia. While we produce and sell microcatheters for the diagnosis of ventricular tachycardia, our current efforts focus on the development of microcatheters to diagnose and treat atrial fibrillation.

The principal clinical goal in the treatment of atrial fibrillation is effective, less destructive ablation of arrhythmia-causing tissue with thin linear lesions. Ablation involves the destruction of arrhythmia-causing tissue through the application of various forms of energy. To achieve this goal, doctors must be able to treat areas of the heart that currently are inaccessible with existing catheter technology by using easy to perform techniques that minimize trauma to the patient.

All of our microcatheters are designed to offer the following perceived advantages over existing, competitive catheters:

•	Our microcatheters are approximately one-third to one-fourth the size of other existing catheters, which allow doctors to create thin, linear lesions.

•
Our microcatheters incorporate a variable stiffness technology, using a central core guidewire and an atraumatic, highly flexible tip, which allows them to conform to the surface of the heart’s atrial wall for diagnosing and treating atrial fibrillation.

•
Our microcatheters that diagnose and treat atrial fibrillation contain flexible, coiled electrodes arranged in a linear fashion. This design permits doctors to create long, thin linear lesions, or lines of block, using radio frequency energy mimicking the “maze” procedure, an open chest, open heart surgical procedure in which a surgeon creates an anatomical scar pattern on the heart tissue by making small cuts in the tissue.

•	Our microcatheters preserve a greater amount of atrial tissue during an ablation procedure by delivering less radio frequency energy and creating thinner lesions than competitive catheters.

•
Our ablation microcatheters are designed with temperature-sensing bands between each electrode to allow direct contact of the temperature bands with the atrial tissue. We believe this provides doctors with a more accurate temperature reading during ablation.

Furthermore, our therapeutic microcatheters for treating atrial fibrillation, including the REVELATION Tx, REVELATION Helix and the REVELATION T-Flex, are capable of precisely locating the arrhythmia-causing tissue (mapping) and ablating it. Using these dual functions in a single microcatheter, we believe doctors will need to access the arrhythmia-causing tissue only once in order to map it, verify its arrhythmia-causing nature and ablate it. We believe the dual functions of our microcatheter systems will decrease procedure times and improve treatment of atrial fibrillation. We have completed patient enrollment and six-month follow-up as required in our study and filed with the United States Food and Drug Administration, or FDA, on September 20, 2002 a pre-market approval, or PMA, application for our REVELATION Tx linear ablation microcatheter system. Our REVELATION Tx microcatheter system currently is in Phase III clinical trial in the United States for the treatment of atrial fibrillation. We believe that our REVELATION Tx microcatheter system is at least two years ahead of any other development-stage ablation therapies in the regulatory approval process because no other ablation therapy for atrial fibrillation has proceeded past the feasibility stage with the FDA.

In addition, all of our microcatheters are disposable, single-use products that can be adapted to, and used with, virtually all existing signal display systems and most radio frequency generators currently used by doctors. Doctors can thereby use our products without making additional capital equipment expenditures. While we market our microcatheters for the mapping of ventricular tachycardia and atrial fibrillation worldwide, to date, we have received regulatory approvals to market our therapeutic microcatheters for the mapping and ablation of atrial fibrillation only in Europe.

While we believe that our microcatheters offer advancements over standard catheters, they represent a novel approach to diagnosing and treating atrial fibrillation and ventricular tachycardia which requires additional training of users. Doctors may not adopt our microcatheters due to familiarity with existing technology. Acceptance of our microcatheters and procedures by doctors, patients and healthcare payors will be necessary in order for us to succeed.

We were incorporated in the State of Delaware in November 1992. Our principal executive offices are located at 47266 Benicia Street, Fremont, California 94538-7330 and our telephone number is 510-354-0300. As of August 30, 2002, we had 70 full-time employees. We carry out our operations in a 44,674 square foot facility containing clean room production, research and development, and administrative offices. We sublet 16,674 square feet of this facility to a subtenant in May 2001.

RISK FACTORS

You should carefully consider in their entirety the following risks factors and all other information in this prospectus and incorporated by reference herein before purchasing our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial also may have a materially adverse affect on our business. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer and the trading price of our common stock would likely decline. In addition to historical information, this prospectus contains forward-looking statements. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

We have sold a limited number of our microcatheter products, and we will continue to incur substantial costs in bringing our microcatheter products to market.

We have sold only a limited number of our microcatheter systems. In addition, we will continue to incur substantial losses into the foreseeable future because of research and product development, clinical trials, manufacturing, sales, marketing and other expenses as we seek to bring our microcatheters to market. Since our inception, we have experienced losses, and we expect to experience substantial net losses into the foreseeable future.

Our net losses were approximately $9.3 million, $7.8 million and $14.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. As of June 30, 2002, our accumulated deficit was approximately $83.6 million. Our limited sales history makes it difficult to assess our future results. We cannot be certain that we will ever generate substantial revenue or achieve profitability. Our failure to generate substantial revenues would materially harm our business.

Our need to raise additional capital in the future could have a dilutive effect on your investment.

In order to complete the required regulatory approval process and commercialize our products, we will need to raise additional capital. One possibility for raising additional capital would be the public or private sale of our common stock. In May 2001, we received net proceeds of approximately $6.2 million from a private placement of 11,746,916 shares of our common stock. As part of this private placement, we also issued redeemable warrants to purchase up to an aggregate of 5,873,465 additional shares of our common stock at an exercise price per share of $0.87. In addition, in August 2001, we received net proceeds of approximately $3.5 million from a private placement of 2,822,471 shares of our common stock along with the issuance of redeemable warrants to purchase up to an aggregate of 1,411,234 additional shares of our common stock at exercise prices between $1.91 and $2.07. In September 2001, we announced that we had elected to redeem the warrants issued in the May 2001 private placement for $0.001 per warrant share; all of the May 2001 warrants were exercised by the redemption date, and we received net proceeds of approximately $4.6 million.

On August 5, 2002, we received net proceeds of approximately $4.5 million from a private placement of 6,788,325 shares of our common stock with a purchase price of $0.72 per share. As part of this private placement, we also issued redeemable warrants to purchase up to an aggregate of 2,036,491 additional shares of our common stock at an exercise price per share of $0.90. On August 12, 2002, we completed an additional closing of our private placement in which we received net proceeds of approximately $186,000 from the sale of 194,552 shares of our common stock with a purchase price of $1.028 per share. As part of this closing, we also issued redeemable warrants to purchase up to an aggregate of 58,365 additional shares of our common stock at an exercise price of $1.285. If we sell additional shares of our common stock, such sales will further dilute the percentage of our equity that you own.

If we fail to raise additional capital to develop and market our microcatheter systems, our business will fail.

We will need to raise additional capital through public or private financings or other arrangements in order to complete our clinical trials and market our microcatheter systems. In addition, we may be required to expend greater than anticipated funds if unforeseen difficulties arise in the course of completing the development and marketing of our products or in other aspects of our business. We cannot assure you that additional capital will be available to us when needed, if at all, or, if available, on terms attractive to us. If we cannot obtain sufficient capital, we may be forced to delay, scale back or eliminate some or all of our product research and development programs, to limit the marketing of our products, or to license to third parties the rights to commercialize our products or technologies that we would otherwise develop and market ourselves. Furthermore, debt financing, if available, may involve restrictive covenants that could affect our ability to raise additional capital. Our failure to raise capital when needed could cause us to cease our operations.

We have financed our operations since inception primarily through the private placement of equity securities, proceeds from our initial public offering in June 1997, loan facilities and the sale of certain of our patents and other intellectual property. As of June 30, 2002, our cash and cash equivalents totaled approximately $1,473,000. We believe that our existing cash and cash equivalents and short-term investments, as well as sales of our products, including proceeds received in two recently completed closings of our private placement, will be sufficient to fund our operations through November 2002. There can be no assurance that we can or will obtain additional funding after such date.

Our independent auditors believe that there is substantial doubt as to our ability to continue as a going concern.

As a result of our losses to date, working capital deficiency and accumulated deficit, our independent auditors have concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and have modified their report in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. Our continuation as a going concern will depend upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. Our independent auditors’ going concern qualification may make it more difficult for us to obtain additional funding to meet our obligations or adversely affect the terms of any additional funding we are able to obtain. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products. There can be no assurance that we can or will operate profitably in the future.

We rely on multiple third parties to conduct and collect data for the clinical trials of our products. If we are unable to access this data or the FDA refuses to accept the data in a filing, the commercialization of our products will be delayed and our business will be harmed.

We often rely on multiple third parties, such as hospitals and universities, to conduct and collect data for our clinical trials. We depend on these third parties to provide access to data and cooperate with us in completing regulatory filings for the approval or clearance of our products. In order for the FDA and other regulatory agencies to accept and rely on the data of a filing, the data collection, analysis and summarization must meet certain standards. We cannot be certain that the clinical data collected by third parties meet the standards of the FDA or other regulatory agencies. If we are unable to rely on the clinical data collected by third parties, or if these third parties do not perform their contractual obligations, the FDA or other regulatory agencies may require us to gather additional clinical data. This could significantly delay commercialization of our products, require us to spend additional capital on our clinical trials and harm our business.

We are in an early stage of our product development and cannot assure the safety or effectiveness of our products.

To date, we have received from the FDA 510(k) pre-market clearances with respect to our PATHFINDER and PATHFINDER mini microcatheter systems for venous mapping of ventricular tachycardia, and our REVELATION microcatheter system for mapping the atria of the heart. We also received FDA 510(k) clearance for our VENAPORT, VUEPORT and NAVIPORT guiding catheters and our TRACER microcatheter for mapping ventricular tachycardia.

We are in the final stages of developing, testing and obtaining regulatory approval for our REVELATION Tx microcatheter systems designed for ablation of atrial fibrillation. We completed the mapping phase of this feasibility study in August 1997 and the atrial fibrillation ablation feasibility study in December 1998. We received approval of an investigational device exemption, or IDE, supplement in December 1998 allowing us to expand the atrial fibrillation study. In June 2000, we received permission from the FDA to expand the clinical trial to a Phase III pivotal study with up to 128 patients at up to 20 centers. On September 20, 2002, we submitted to the FDA our PMA application for our REVELATION Tx microcatheter system, data from a trial involving 80 patients and follow-up data relating to those 80 patients for the six months after completion of the trial. As part of the submission of the PMA application, we have asked the FDA for an expedited review of our PMA. Additionally, in August 2001, we began a clinical trial in Germany involving our REVELATION Helix microcatheter in the treatment of atrial fibrillation originating from the pulmonary veins. This study was completed in June 2002 and its results will be presented in November 2002 at the American Heart Association Meeting. In December 2001, the REVELATION Helix received the CE mark allowing sales in the European Union.

We also received in December 1999 approval for an IDE to begin clinical testing of our TheraStream microcatheter system for ablation of ventricular tachycardia and in 2000 approval to expand that trial; however, we have postponed the clinical feasibility trial for the TheraStream microcatheter system for ablation of ventricular tachycardia to focus on completing our REVELATION Tx clinical trial for atrial fibrillation. We have no estimate as to when, or if, we will resume the clinical trial for our TheraStream microcatheter system. If we resume the clinical trial for our TheraStream microcatheter system, the completion of this clinical trial could take several years.

Currently, we are targeting approval for our REVELATION Tx microcatheter system in the first quarter of 2003. We must receive PMA approval before marketing our products for ablation in the United States. Clinical trials of our microcatheter systems will require substantial financial and management resources.

In addition, the clinical trials may identify significant technical or other obstacles that we will need to overcome before obtaining the necessary regulatory approvals or market acceptance. Our failure to complete our clinical trials, demonstrate product safety and clinical effectiveness, or obtain regulatory approval for the use of our microcatheter system for the ablation of atrial fibrillation would have a material adverse effect on our business, financial condition and results of operations.

Our microcatheter products and their related procedures are novel to the market and will require special training of physicians. If the market does not accept our products and procedures, our revenues will decline.

Our microcatheter systems represent a novel approach to diagnosing and treating atrial fibrillation and ventricular tachycardia. Acceptance of our products and procedures by physicians, patients and health care payors will be necessary in order for us to be successful. If the market does not accept our products and the procedures involved in their use, our business would be harmed and our revenues would decline.

Our microcatheter products must be safe, effective and cost efficient in order for them to effectively compete against more established treatments. If we cannot compete with these treatments, our revenues will decline.

The market for catheters to diagnose or treat atrial fibrillation and ventricular tachycardia is highly competitive. Our microcatheter systems for the mapping and ablation of atrial fibrillation and ventricular tachycardia are new technologies. Safety, cost efficiency and effectiveness are the primary competitive factors in our market. Other competitive factors include the length of time required for products to be developed and to receive regulatory approval and, in some cases, reimbursement approval by health care payors are important competitive factors. Existing treatments with which we must compete include:

•	conventional catheters using the “drag and burn” or “dot-to-dot” technique;

•	anti-arrhythmic and anti-coagulant drugs;

•	external electrical shock to restore normal heart rhythms known as defibrillation;

•	implantable defibrillators;

•	purposeful destruction of the atrio-ventricular node followed by implantation of a pacemaker; and

•	open-heart surgery known as the “maze” procedure.

Physicians will not recommend the use of our microcatheter systems unless they can conclude that our systems provide a safe, effective and cost-efficient alternative to current technologies for the mapping and ablation of atrial fibrillation or ventricular tachycardia. If our clinical data and other studies do not show that our products are safe and effective, the FDA will not approve our products for sale. If our products are not approved, we will not be able to enter the market and our revenues will decline.

None of our ablation products have received regulatory approval in the United States. Our failure to receive these approvals will harm our business.

To date, none of our products in development for the ablation of atrial fibrillation or ventricular tachycardia has received regulatory approval in the United States. If we cannot gain U.S. regulatory approval, our business will be materially harmed. Even if our ablation products are successfully developed and we obtain the required regulatory approvals, we cannot be certain that our ablation products and their associated procedures will ultimately gain market acceptance. Because our sole product focus is to design and market microcatheter systems to map and ablate atrial fibrillation and ventricular tachycardia, our failure to successfully commercialize these systems would materially harm our business.

Reuse of our single-use products could cause our revenues to decline.

Although we label all of our microcatheter systems for single-use only, we are aware that some physicians potentially may reuse these products. Reuse of our microcatheter systems could reduce revenues from product sales and could cause our revenues to decline. In addition, such misuse of our products could result in personal injury to or death of a patient. See “Risk Factor–We may face product liability claims related to the use or misuse of our products.”

We must obtain governmental approvals or clearances before we can sell our products.

Our products are considered to be medical devices and are subject to extensive regulation in the United States and internationally. These regulations are wide ranging and govern, among other things:

•	product design and development;

•	product testing;

•	product labeling;

•	product storage;

•	premarket clearance and approval;

•	advertising and promotion; and

•	product sales and distribution.

Before we can market any of our products in the United States or Europe, we must demonstrate that our products are safe and effective and obtain approval or clearance from the applicable governmental authorities. In the United States, we must obtain from the FDA 510(k) pre-market notification clearance or a PMA in order to market a product. We have received 510(k) pre-market notification clearances for our PATHFINDER, PATHFINDER mini and TRACER microcatheter systems for mapping ventricular tachycardia and for the REVELATION microcatheter system for mapping atrial fibrillation. Currently, the process for 510(k) clearance is approximately 120 days and PMA approval is six to twelve months. However, the timing of such process can be uncertain and may be significantly longer. We cannot guarantee either the timing or receipt of regulatory approval or clearance for any of our products in development. These products may require a PMA, and the FDA may request extensive clinical data to support either 510(k) clearance or a PMA.

We are required to seek a PMA for our ablation products, including the REVELATION Tx microcatheter. The process of obtaining a PMA is much more expensive, lengthy and uncertain than the 510(k) pre-market notification clearance process. In order to complete our PMA application, we will be required to complete clinical trials to demonstrate the safety and effectiveness of these products. In December 1997, the FDA approved a 10-patient atrial fibrillation feasibility study for mapping and ablation with the REVELATION Tx. In June 2000, we received conditional approval from the FDA and full approval in August 2000 for our Phase III clinical trial.

In March 2001, the FDA allowed us to file a modular PMA for our REVELATION Tx in Phase III clinical trial. Under the modular PMA submission, we filed four of five modules in 2001. The fifth module is the clinical data and formal PMA application. Three of the first four modules have been accepted and closed by the FDA and the remaining module will be left open for reference during the review of the clinical data in the fifth and final module. On September 20, 2002, we submitted our PMA application to the FDA with the fifth module containing data on more than 80 patients treated with our REVELATION Tx microcatheter system.

The modular PMA submission process may reduce the time for FDA approval by allowing an applicant to submit data on pre-clinical testing while clinical testing is occurring. In addition, dialogue with the FDA during the modular submission process allows us to improve our final submission. Closure and acceptance of any one module does not allow marketing of any part of the product. We are restricted from selling the product until the entire PMA process is complete and approved by the FDA. No assurance can be given that we will ever be able to obtain a PMA for any of our ablation products. Our failure to obtain timely a PMA would have a material adverse effect on our business, financial condition and results of operations.

We filed a feasibility IDE application for the TheraStream microcatheter system in December 1998 and received permission to expand that trial in July 2000. We have postponed the TheraStream clinical trial, while we focus on completing our atrial fibrillation Phase III clinical trial. There can be no assurance that any additional clinical studies that we may propose will be permitted by the FDA, will be completed or, if completed, will provide data and information that supports a PMA. Furthermore, we cannot assure you that our Phase III clinical trial for ablation of atrial fibrillation will provide us with data and information that supports a PMA.

Regulatory agencies may limit the indications for which they approve or clear any of our products. Further, the FDA may restrict or withdraw approval or clearance of a product if additional information becomes available to support such action. Delays in the approval or clearance process, limitation of our labeling claims or denial of our applications or notifications would cause our business to be materially and adversely affected.

Pre-clinical and clinical trials are inherently unpredictable. If we do not successfully conduct these trials, we may be unable to market our products and our revenues may decline.

Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. No assurance can be given that our future clinical trials will demonstrate the safety and effectiveness of any of our products or will result in regulatory approval to market our products. As a result, if we are unable to commence and complete our clinical trials as planned, or demonstrate the safety and effectiveness of our products, our business will be harmed. In addition, no assurance can be given that we can begin any future clinical trials or successfully complete these trials once started. We may never meet our development schedule for any of our products in development. Even if a product is successfully developed and clinically tested, we cannot be certain that it will be approved by the FDA on a timely basis or at all. If the FDA does not approve our products for commercial sales, our business will be harmed.

Delays in enrolling patients in our clinical trials could increase our expenses and harm our business.

The rate at which we may complete our pre-clinical and clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the procedure, the proximity of patients’ residences to clinical sites and the eligibility criteria for the study and impact of other clinical studies competing for the same patient population and/or the same physicians’ time and research efforts. Delays in planned patient enrollment may result in increased costs and delays, which could cause our business results to suffer.

If we do not comply with applicable domestic laws and regulations after obtaining approvals or clearances, our business results may suffer.

After initial regulatory approval or clearance of our products, we will continue to be subject to extensive domestic regulatory requirements. Our failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA, including, but not limited to:

•	fines;

•	injunctions;

•	recall or seizure of products;

•	withdrawal of marketing approvals or clearances;

•	refusal by the FDA to grant clearances or approvals; and

•	civil and criminal penalties.

We also are required to demonstrate and maintain compliance with the FDA’s Quality System Regulations for all of our products. The FDA enforces the Quality System Regulations through periodic inspections, including a pre-approval inspection for PMA products. The Quality System Regulations relates to product testing and quality assurance, as well as the maintenance of records and documentation. If we do not, or any third party manufacturer of our products does not, comply with the Quality System Regulations and cannot be brought into compliance, we will be required to find alternative manufacturers. Identifying and qualifying alternative manufacturers would likely be a long and difficult process. We also are required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our medical devices, as well as product malfunctions that could contribute to death or serious injury. If we fail to comply with these applicable regulations, our business results may suffer.

If we do not comply with foreign regulatory requirements to market our products outside the United States, our business will be harmed.

Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required for approval varies from country to country and may be longer or shorter than the time required in the United States. In order to market any of our products in the member countries of the European Union, we are required to obtain CE Mark certification. CE Mark certification is an international symbol of adherence to quality assurance standards and compliance with the European Medical Device Directives. We have received CE Mark certification to sell our PATHFINDER, PATHFINDER mini, REVELATION, REVELATION Tx, REVELATION Helix, and TRACER microcatheters and VENAPORT, VUEPORT AND NAVIPORT guiding catheters in the European Union.

We received approval to sell our PATHFINDER, PATHFINDER mini, Revelation, and TRACER in Japan and Australia, and to sell our PATHFINDER, TRACER, VENAPORT, VUEPORT and NAVIPORT in Canada. We also received CE Mark certification to sell our REVELATION, REVELATION Tx, REVELATION T-Flex, REVELATION Helix and REVELATION Helix ST microcatheters for ablation of atrial fibrillation in the European Union. In July 2002, we announced that we submitted to the FDA a 510(k) pre-market notification application for a surgical ablation system for use in minimally invasive cardiac surgery. This new system will use a Cardima surgical probe using multi-electrode linear array microcatheter technology, a novel power-channeling device, the INTELLITEMP, which allows the surgeon to apply RF energy to any or all of the individual electrodes on the probe and commercially available electro-surgical radio frequency (RF) generators.

We intend to submit data in support of additional CE Mark applications. However, there can be no assurance we will be successful in obtaining or maintaining the CE Mark for these products, as the case may be. Failure to receive or maintain approval to affix the CE Mark would prohibit us from selling these products in member countries of the European Union, and would require significant delays in obtaining individual country approvals. No assurance can be given that we will ever obtain or maintain such approvals. If we do not receive or maintain these approvals, our business could be harmed.

Difficulties presented by international factors could negatively affect our business.

A component of our strategy is to expand our international sales revenues. We believe that we will face risks in doing business abroad that we do not face domestically. Among the international risks we believe are most likely to affect us are:

•	export license requirements for our products;

•	exchange rate fluctuations or currency controls;

•	changes in the regulation of medical products by the European Union or other international regulatory agencies;

•	the difficulty in managing a direct sales force from abroad;

•	the financial condition, expertise and performance of our international distributors and any future international distributors;

•	domestic or international trade restrictions; or

•	changes in tariffs.

Any of these factors could damage our business results.

We derive a portion of our revenues from the sale of our products in the European Union. The adoption of the Eurodollar presents uncertainties for our international business.

All European countries that are part of the European Monetary Union, or EMU, began operating with the new “Euro” currency in 2002. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace in general. In particular, as a portion of our sales revenue is derived from sales to EMU countries, the adoption by these participating countries of a single currency could result in greater price transparency, making the EMU a more competitive environment for our products. We have assessed the effect the introduction of the Euro could possibly have on our internal accounting systems and potential sales of our products. Recently, we have routinely updated our accounting and financial software, which included appropriate accounting for foreign currencies, including the Euro. This issue and its related costs could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully commercialize our microcatheter products, as the industry for them is highly competitive.

The market for catheters to map and/or ablate atrial fibrillation and ventricular tachycardia is highly competitive. Several of our competitors are developing different approaches and products for these procedures. These approaches include mapping systems using contact mapping, single-point spatial mapping and non-contact, multi-site electrical mapping technologies, and ablation systems using radio frequency, ultrasound, microwave, laser and cryoblation technologies. Other companies also are developing surgical procedures that could allow physicians to perform the open-heart surgical maze procedure for the treatment of atrial fibrillation in a minimally invasive manner. If any of these new approaches or products proves to be safe, effective and cost effective, our products could be rendered non-competitive or obsolete, which would harm our business.

Many of our competitors have an established presence in the field of interventional cardiology and electrophysiology, or the study of the electrical system of the heart. These competitors include Boston Scientific, through its EP Technologies and Cardiac Pathways divisions, C.R. Bard, Inc., Johnson & Johnson, through its Biosense-Webster division, St. Jude Medical, Inc., through its Daig division, and Medtronic, Inc. These competitors have substantially greater financial and other resources than we do, including larger research and development staffs and greater experience and capabilities in conducting clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. In addition, other companies are developing proprietary systems for the diagnosis and treatment of cardiac arrhythmias, including Biosense-Webster, a division of Johnson & Johnson, and Endocardial Solutions, Inc. Other companies also are developing, marketing and selling alternative approaches for the treatment of atrial fibrillation and ventricular tachycardia, including manufacturers of implantable defibrillators such as Guidant Corporation, Medtronic, Inc. and St. Jude Medical, Inc. We cannot be certain that we will succeed in developing and marketing technologies and products that are safer, more clinically effective and cost-effective than the more established treatments or the new approaches and products being developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that will be available before those of our competitors. Our failure to demonstrate the competitive advantages and achieve market acceptance of our products would significantly harm our business.

We license portions of our product technology from potential competitors, and the termination of any of these licenses would harm our business.

We rely on license agreements for some of our product technology from potential competitors. A license from Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, is the technological basis for our microcatheter systems for mapping and ablation. Boston Scientific currently has research efforts in the field of electrophysiology that may compete with our products. Under the Target Therapeutics license agreement, we have an exclusive license under specific issued United States patents. The exclusive license from Target Therapeutics covers the diagnosis and treatment of electrophysiological disorders in areas other than the central nervous system. In addition, we have obtained a non-exclusive license to use Target Therapeutics’ technology, provided we have made a substantial improvement of such technology, for the diagnosis or treatment of diseases of the heart, other than by balloon angioplasty. The license will terminate upon the expiration or invalidation of all claims under the underlying patents. In addition, Target Therapeutics has the right to terminate the license earlier if we fail to comply with various commercialization, sublicensing, insurance, royalty, product liability, indemnification, non-competition and other obligations. Furthermore, either party can terminate the license if a material breach remains uncured for thirty days or if either party ceases to be actively engaged in its present business for a period of twelve months. The loss of our exclusive rights to the Target Therapeutics-based microcatheter technology would significantly harm our business.

In December 2000, we sold to Medtronic, Inc. for $8,000,000 in cash, certain patents and related intellectual property pertaining to intravascular sensing and signal detection. Medtronic currently has research efforts in the field of electrophysiology that may compete with our products. We received a perpetual, worldwide license at no cost from Medtronic to use these patents and related intellectual property in our products for mapping and ablation of arrhythmia-causing tissue. In addition, Medtronic agreed not to sublicense the patents within our field of use to any non-affiliated party. We also have licensed a proprietary surface-coating material from another vendor used on certain of our microcatheters.

We cannot be certain that these licenses will continue to be available to us or will be available to us on reasonable terms. The loss of or inability to maintain any of these licenses could result in delays in commercial shipments until we could internally develop or identify, license and integrate equivalent technology. These delays would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to commercialize our products under development if they infringe existing patents or patents that have not yet issued.

We have conducted searches to determine whether our patent applications interfere with existing patents. Based upon these searches, we believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, because U.S. patent applications are not a matter of public record, a patent application could currently be on file that would prevent us from obtaining a patent issuance. In addition, Congress recently amended the U.S. patent laws to exempt physicians, other health care professionals and affiliated entities from infringement liability for medical and surgical procedures performed on patients. The issuance of any potentially competing patent could harm our business.

Although we have not received any letters from others threatening to enforce intellectual property rights against us, we cannot be certain that we will not become subject to patent infringement claims or litigation, interference proceedings in the U.S. Patent and Trademark Office to determine the priority of inventions, or oppositions to patent grants in foreign countries. An adverse determination in litigation, interference or opposition proceedings could subject us to significant liabilities to third parties, require us to cease using such technology, or require us to license disputed rights from third parties. However, we cannot be certain that at such time any licenses will be available, or if available, on commercially reasonable terms. Our inability to license any disputed technology could materially delay the commercialization of our products and harm our business. Our license with Target Therapeutics does not provide us with indemnification against claims brought by third parties alleging infringement of patent rights. Consequently, we would bear the liability resulting from such claims. We cannot be certain that we will have the financial resources to protect and defend our intellectual property; as such defense is often costly and time-consuming. Our failure to protect our patent rights, trade secrets, know-how or other intellectual property would harm our business.

If healthcare providers do not receive adequate reimbursement for procedures using our products, the market may not accept our products and our revenues may decline.

U. S. healthcare providers, including hospitals and physicians, that purchase microcatheter products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using our products. The success of our products will depend upon the ability of health care providers to obtain satisfactory reimbursement for medical procedures in which our microcatheter systems are used. If these health care providers are unable to obtain reimbursement from third-party payors, the market may not accept our products and our revenues may decline.

Third-party payors may deny reimbursement if they determine that a prescribed device (1) has not received appropriate regulatory clearances or approvals, (2) is not used in accordance with cost-effective treatment methods as determined by the payor, or (3) is experimental, unnecessary or inappropriate. If we receive FDA clearance or approval, third-party reimbursement also would depend upon decisions by the United States Health Care Financing Administration for Medicare, as well as by individual health maintenance organizations, private insurers and other payors. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals may be obtained on a country-by-country basis. Many international markets have government-managed health care systems that control reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. There can be no assurance that (1) reimbursement for our products will be available domestically or internationally, (2) if available, that such reimbursement will be available in sufficient amounts in the United States or in international markets under either government or private reimbursement systems, or (3) that physicians will support and advocate reimbursement for procedures using our products. Failure by hospitals and other users of our products to obtain reimbursement from third-party payors or changes in government and private third-party payor policies toward reimbursement for procedures employing our products would harm our business. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the heath care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

We cannot be certain that we will be able to manufacture our products in high volumes at commercially reasonable costs.

We currently manufacture our microcatheter systems in limited quantities for U.S. and international sales and for pre-clinical and clinical trials. However, we have limited experience manufacturing our products in the amounts necessary to achieve significant commercial sales. We currently believe that our manufacturing capacity will be sufficient through December 2004. We expect that, if U.S. sales for the PATHFINDER and REVELATION microcatheter systems increase or if we receive FDA clearance or approvals for other products, we will need to expend significant capital resources and develop additional manufacturing capacity to establish large-scale manufacturing capabilities. However, we could encounter problems related to:

•	capacity constraints;

•	production yields;

•	quality control; and

•	shortages of qualified personnel.

Such problems could affect our ability to adequately scale-up production of our products and fulfill customer orders on a timely basis, which could harm our business.

Our manufacturing facilities are subject to periodic inspection by regulatory authorities. Our operations must either undergo Quality System Regulations compliance inspections conducted by the FDA or receive an FDA exemption from such compliance inspections in order for the FDA to permit us to produce products for sale in the United States. Our facilities and manufacturing processes are subject to inspections from time to time by the FDA, State of California and European Notified Bodies. We have demonstrated compliance with ISO 9001 (EN 46001) quality standards, as well as compliance with 93/42/EEC, the Medical Device Directive. We comply with procedures to produce products for sale in Europe. Any failure by us to comply with the Quality System Regulations or to maintain our compliance with ISO 9001 (EN 46001) standards and 93/42/EEC, the Medical Device Directive, will require us to take corrective actions, such as modification of our policies and procedures. In addition, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken to comply with Quality System Regulations or ISO 9001 (EN 46001) standards. There can be no assurance that we will be found in compliance with the Quality System Regulations by regulatory authorities, or that we will maintain compliance with ISO 9001 (EN 46001) standards in future audits. Our failure to comply with state or FDA Quality System Regulations, maintain compliance with ISO 9001 (EN 46001) standards, or develop our manufacturing capability in compliance with such standards, would have a material adverse effect on our business, financial condition and results of operations.

Our facilities and manufacturing processes have recently undergone a successful annual re-certification inspection by the European Notified Body in November 2001. In November 2000, the FDA conducted a QSIT-Audit of our quality system, which we successfully passed. There is no assurance that our manufacturing facilities will continue to meet such compliance audits and will maintain such compliance standards.

If our sole-source suppliers are unable to meet our demands, our business results will suffer.

We purchase certain key components for some of our products, from sole, single or limited source suppliers. For some of these components, there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the numerous components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure to obtain alternative vendors for any of the numerous components used to manufacture our products would limit our ability to manufacture our products. Any such limitation on our ability to manufacture our products would cause our business results to suffer.

We have limited sales and limited experience in the sale, marketing and distribution of our products. Our failure to establish an effective direct or indirect sales and marketing force will cause our revenues to decline.

We have only limited experience marketing and selling our products in commercial quantities. In January 2000, we signed an exclusive three-year distribution agreement with St. Jude Medical Corporation whereby St. Jude was to distribute our diagnostic products in the United States. St. Jude did not meet its minimum annual sales quota for the first year under the distribution agreement. In June 2001, we mutually agreed with St. Jude to terminate the agreement and to allow for a transition period to transfer customer accounts by the termination date of September 1, 2001. As a result, we expanded our own small sales force to three sales representatives in the United States. Therefore, we will be solely responsible for marketing and distributing our products in the United States. Expanding our marketing and sales capability to support sales in commercial quantities adequately will require substantial effort and require significant management and financial resources. Our failure to establish an effective sales and marketing force will cause our revenues to decline.

We also have terminated several distribution arrangements in Europe because of the distributors’ failure to meet minimum sales levels under those agreements. Our ability to operate a remote sales force effectively will require additional resources, time and expense, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that we will be able to build a European direct business, that it will be cost-effective or that its efforts will be successful. Failure to establish an adequate business in Europe would harm our business.

Currently, sales and marketing of our PATHFINDER, PATHFINDER mini, REVELATION and TRACER microcatheter systems are conducted through a number of exclusive distributors in certain European countries and Japan and a small direct sales force in Europe. We have sold only a limited number of PATHFINDER, PATHFINDER mini, REVELATION, and TRACER microcatheter systems through these distributors. We also have approval to sell the REVELATION, REVELATION Tx, REVELATION T-Flex, REVELATION Helix and REVELATION Helix ST in the European Union. Because we do not have written agreements with certain of our exclusive distributors, the terms of such arrangements, such as length of arrangements and minimum purchase obligations, are uncertain. In addition, the laws in certain international jurisdictions may make it difficult and costly for us to terminate such distribution arrangements without specific written termination terms. We cannot be certain that we will be able to enter into written distribution agreements with these distributors or that these distributors will be able to effectively market and sell our products in these markets. In addition, we cannot assure you that we will be able to enter into additional agreements with desired distributors on a timely basis or at all, or that these distributors will devote adequate resources to selling our products. Our failure to establish and maintain appropriate distribution relationships would harm our business.

We are dependent upon our key personnel and will need to hire additional key personnel in the future.

Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified personnel in these areas. Competition for such personnel is intense, especially in the San

Francisco Bay Area. We cannot be certain that we can retain such personnel or that we can attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future, including key sales and marketing personnel.

We may face product liability claims related to the use or misuse of our products.

We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. We cannot be certain, in particular after commercial introduction of our products, that we will not experience losses due to product liability claims. We currently have general liability insurance with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million annual limitation. We have product liability insurance with coverage in the amount of $5.0 million per occurrence, subject to a $5.0 million annual limitation. We cannot be certain that such coverage will be adequate or continue to be available to us on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under our policies. Although we label our microcatheter products for single-use only, we are aware that some physicians are reusing such products. Moreover, despite labeling our microcatheters for diagnostic use only, we believe that physicians are using such mapping microcatheters for ablation. Multiple use or “off-label” use of our microcatheters could subject us to increased exposure to product liability claims, which could have a material adverse effect on our business, financial condition and results of operations. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against us, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

We do not intend to pay cash dividends on our stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business.

Our stock may become subject to penny stock rules, which may make it more difficult for you to sell your shares.

Currently, our common stock trades on the Nasdaq SmallCap Market. During the past year, our stock, at times, traded below $1.00 per share. The NASD advised us that beginning on April 9, 2001, our common stock would no longer be listed on the Nasdaq SmallCap Market. We appealed the NASD’s decision, met the continued listing requirements and on June 7, 2001, the NASD notified us that our common stock would continue to trade on the Nasdaq SmallCap Market. Nasdaq listing rules provide that if the closing bid price of a company’s stock is below $1.00 for more than thirty consecutive trading days, the company faces possible delisting from Nasdaq. Our common stock has traded below $1.00 per share since September 18, 2002. In the event that our common stock trades below $1.00 per share for more than 30 consecutive days, we may receive a notification from Nasdaq that we may be delisted from the Nasdaq SmallCap Market if we cannot demonstrate compliance with the NASD rule by a certain time. In order to regain compliance in the event of delisting, the closing bid price per share for our common stock must be $1.00 or more for a minimum of ten consecutive trading days.

If we were to be delisted from the Nasdaq SmallCap Market, our common stock would be considered a penny stock under regulations of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market. We cannot assure you that we will be able to maintain our listing on the Nasdaq SmallCap Market.

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This prospectus and documents incorporated by reference contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. You can identify these forward-looking statements by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “potential,” “continues,” “will,” “may,” “should,” or the negative of such terms or other similar expressions. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or financial condition; and (3) state other “forward-looking” information. These statements are not guarantees of future performance. There may be events in the future that we are not able to predict accurately or over which we have no control. For a discussion of some of these risks, see “Risk Factors.” These forward-looking statements speak only as of the date of this prospectus. We urge you not to rely on these forward-looking statements. You are advised, however, to consult any further disclosures we make on related subjects in our current reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. Assuming the full exercise of the warrants by the selling stockholders, we will receive approximately $2,788,385 in gross proceeds. Although we have not yet formulated a specific plan, we intend to use a significant portion of the proceeds from the exercise of the warrants for working capital, including, without limitation, in connection with our Phase III trial for the treatment of atrial fibrillation, our efforts to obtain FDA approval for our microcatheter currently in Phase III trial, planned marketing efforts, expansion of sales efforts and other general corporate purposes as our Board of Directors may determine. All proceeds from the sale of the common stock under this prospectus will be for the account of the selling stockholders, as described below. See “Selling Stockholders” and “Plan of Distribution” below.

ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS

On August 5 and 12, 2002, we entered into agreements with investors to sell an aggregate of 6,982,877 shares of our common stock at prices of $0.72 and $1.028 per share, respectively, for an aggregate purchase price of $5,087,600. In addition, we issued warrants to purchase 2,094,856 shares of our common stock at exercise prices of $0.90 and $1.285 per share. We issued these shares and warrants to the investors on those dates. The warrants will be exercisable beginning on February 5 and 12, 2002, respectively, and will be reduced on a share-by-share basis to the extent that an investor sells our common stock or other of our securities during the six-month period between the closing and February 5 and 12, 2002, respectively. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.44 and $2.056, respectively (as adjusted for subsequent stock splits and the like), for fifteen consecutive trading days. The shares issued under the agreements were offered through a placement agent, for which services we paid to the placement agent a fee of $303,632, a warrant to acquire 678,832 shares of our common stock at an exercise price of $0.792 and a warrant to purchase 19,455 shares of our common stock at an exercise price of $1.131.

In addition, on August 17, 2002 we adjusted certain warrants to purchase our common stock, that were issued on April 12, 1999 and February 25, 2000 in connection with certain private placements, to increase the number of shares of common stock issuable upon exercise of these warrants by 219,755 shares.

This prospectus covers the resale by the selling stockholders of up to 9,995,775 shares, which includes 6,982,877 shares of our common stock which are issued and outstanding and 3,012,898 shares of our common stock underlying the warrants.

We issued all of the securities under an exemption from the registration requirements of the Securities Act of 1933. All of these securities are restricted until we register them under this prospectus. We agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares issued or issuable to each selling stockholder. Our agreement requires us to cause this registration statement to remain effective until the earlier of (a) August 5 and 12, 2004 respectively, (b) the date on which each selling stockholder’s shares could be sold in a single three-month period under Rule 144 of the Securities Act of 1933 or (c) such time as all the common stock offered by this prospectus have been sold. We also agreed to indemnify each selling stockholder for claims made against them arising out of, among other things, statements made in this registration statement.

INCOME TAX CONSIDERATIONS

You should consult your own tax advisor about the income tax issues and the consequences of holding and disposing of our common stock.

SELLING STOCKHOLDERS

The following table sets forth information as of September 23, 2002, with respect to the number of shares of common stock owned by each of our stockholders selling under this prospectus. Other than (i) Apix International, Ltd., which served as placement agent for our recent private placement, and (ii) certain parties affiliated with a placement agent who assisted us with our 1999 private placements, none of the selling stockholders has had a material relationship with us within the past three years, other than as a result of the ownership of shares or other securities. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer some or all of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares.

Selling Stockholder	Shares of Common Stock Beneficially Owned As of the Date Hereof	Number of Shares Registered for Sale Hereby	Shares of Common Stock Beneficially Owned After the Sale of the Common Stock	Percentage of Common Stock Held After Sale of Common Stock
Apix International, Ltd.(1)	956,908	698,287	258,621	*
Asia Peak Holdings, Ltd.(2)(3)	2,606,872	1,805,554	801,318	1.65%
Band & Co. Custodian Nominee for The Prudent Bear Fund(2)(4)	5,523,313	1,354,165	4,169,148	8.50%
Biotechnology Development Fund II, L.P.(2)(5)	3,734,226	1,354,165	2,380,061	4.84%
Albert Cha(2)	18,400	13,000	5,400	*
Lee Tin Chak(2)	918,396	541,665	376,731	*
Michael Cheng(2)	39,000	39,000	0	*
Li Wing Chi, Agnes(2)	1,083,332	1,083,332	0	*
Edgar George Engleman(2)	39,000	39,000	0	*
Erik Nathan Engleman(2)	32,500	32,500	0	*
Robert Y.C. Ho(6)	252,917	252,917	0	*
Frank Kung(2)	39,000	39,000	0	*
Ping Chiu Leung(2)	270,832	270,832	0	*
Virginia Leung(2)	39,000	39,000	0	*
Loo Ing Natalie Liem(2)	36,110	36,110	0	*
Charles J. Matthews & Loretta Lee-Matthews(2)	361,110	361,110	0	*
Farouk Ramjahn(2)	180,554	180,554	0	*
Richtime Management Limited(2)(7)	4,728,470	902,777	3,825,693	7.75%
Teddy T.S. Tam & Kelly K.S. Tam(2)	36,110	36,110	0	*
Paul J. Tauber(2)	13,000	13,000	0	*
Peter C.Y. Wong(2)	180,554	180,554	0	*
Yvonne Y. Wong(2)	39,000	39,000	0	*
Chiachiun Yang(2)	13,000	13,000	0	*
Peter Yuan(2)	451,388	451,388	0	*
David Bartash(8)(9)	47,088	4,082	43,006	*
Marcia Kucher(8)(9)	1,883	163	1,720	*
Richard Stone(8)(9)(10)	132,967	10,395	122,572	*
Derek Caldwell(10)	10,313	793	9,520	*
Preston Tsao(8)(9)(10)	126,474	10,526	115,948	*
Dwight Miller(8)(9)(10)	23,224	1,877	21,347	*

Selling Stockholder	Shares of Common Stock Beneficially Owned As of the Date Hereof	Number of Shares Registered for Sale Hereby	Shares of Common Stock Beneficially Owned After the Sale of the Common Stock	Percentage of Common Stock Held After Sale of Common Stock
Nathan Low(8)(9)(10)(11)	690,895	53,120	637,775	1.26%
Marc Seelenfreund(8)(9)(10)	107,867	8,481	99,386	*
Mart Bailey(10)	7,639	587	7,052	*
Gary Shemano(10)	15,278	1,175	14,103	*
Michael Jacks(10)	7,639	587	7,052	*
Alan Swerdloff(10)	12,433	956	11,477	*
Jays Twelve LLC(9)	94,177	8,165	86,012	*
Prism Partners I, L.P. (9)	43,949	3,810	40,139	*
Rebel Investments(9)	31,392	2,721	28,671	*
Robert Swisher, Jr.(9)	31,392	2,721	28,671	*
Porter Partners(9)	25,115	2,178	22,937	*
Ben Joseph Partners(9)	25,115	2,178	22,937	*
EDJ Limited(9)	25,115	2,178	22,937	*
Prism Partners II Offshore Fund(9)	12,557	1,088	11,469	*
Prism Partners Offshore Fund(9)	6,279	544	5,735	*
Special Situations Fund III, L.P.(9)	241,984	20,981	221,003	*
Special Situations Private Equity Fund, L.P.(9)	235,443	20,414	215,029	*
Special Situations Cayman Fund, L.P.(9)	80,661	6,993	73,668	*
Ursus Capital, L.P.(9)	15,697	1,361	14,336	*
St. Jude Medical, Inc.(9)	418,566	36,291	382,275	*
Talkot Crossover Fund(9)	109,873	9,526	100,347	*
Rock Associates(9)	12,714	1,102	11,612	*
Robert Fishel(9)	7,848	680	7,168	*
Thomas Akin(9)	47,088	4,082	43,006	*

*	Represents less than one percent.
(1)
Apix International, Ltd. acted as placement agent for the issuance of the securities being offered by this prospectus and received as part of its compensation warrants to purchase 698,287 shares of our common stock, at the following exercise prices: 678,832 at $0.792 per share and 19,455 at $1.131 per share.

(2)	Includes shares underlying unexercised warrants to acquire our common stock at a price per share of $0.90.
(3)
Each of Asia Peak Holdings, Ltd. and Victor Lee beneficially own 2,606,872 shares of common stock, including 137,795 shares issuable upon exercise of a warrant held by Victor S. Lee and 416,666 shares of common stock issuable upon exercise of a warrant held by Asia Peak Holdings, Ltd. Victor S. Lee has sole dispositive and voting power over such shares.

(4)
Each of David W. Tice & Associates, Inc. and Prudent Bear Funds, Inc. beneficially owns 5,523,313 shares of common stock, including 509,349 shares issuable upon exercise of warrants, with (i) David W. Tice & Associates, Inc. having sole dispositive power over such shares and (ii) Prudent Bear Funds, Inc. having sole voting power over such shares.

(5)	Includes 674,818 shares of common stock issuable upon exercise of a warrant.
(6)	Includes shares underlying unexercised warrants to acquire our common stock at a price per share of $1.285.
(7)
Each of Richtime Management Limited, e-New Media Investments Limited and e-New Media Company Limited beneficially owns 4,728,470 shares of common stock, including 389,492 shares issuable upon exercise of warrants, and has shared and sole dispositive power over such shares.

(8)
Sunrise Securities acted as our placement agent in connection with a private placement that we closed in 1999. David Bartash, Marcia Kucher, Richard Stone, Preston Tsao, Dwight Miller, Nathan Low and Marc Seelenfreund were affiliated with Sunrise Securities in 1999 and received from Sunrise Securities warrants to purchase our common stock in connection with that private placement.

(9)	Represents shares underlying unexercised warrants issued on February 25, 2000, as adjusted effective August 17, 2002, to acquire our common stock at a price per share of $1.58.

(10)	Represents shares underlying unexercised warrants issued on April 12, 1999, as adjusted effective August 17, 2002, to acquire our common stock at a price per share of $1.44.
(11)	Represents shares underlying unexercised warrants issued on June 2, 2000, as adjusted effective August 17, 2002, to acquire our common stock at a price per share of $0.96.

PLAN OF DISTRIBUTION

The common stock covered by this prospectus may be offered and sold at various times by the selling stockholders. As used herein, “selling shareholders” includes the selling shareholders named in the table below and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The common stock may be sold by or for the account of the selling stockholders in transactions on the Nasdaq SmallCap Market, the over-the-counter market, or otherwise. The sales may be made at fixed prices, at market prices prevailing at the time, or at privately negotiated prices. The selling stockholders may sell the common stock by means of one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell the common stock as agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

•	purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts under this prospectus;

•	ordinary brokerage transactions in which the broker solicits purchasers;

•	in connection with the loan or pledge of the common stock registered hereunder to a broker-dealer, and the sale of the common stock so loaned or the sale of the shares so pledged upon a default;

•	in connection with the writing of non-traded and exchanged-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter option;

•	in privately negotiated transactions; or

•	in a combination of any of the above methods.

In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers, or from both. This compensation may exceed customary commissions.

The selling stockholder and any participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commission, discount or concession these “underwriters” receive may be deemed to be underwriting compensation. In addition, because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any shares of a selling shareholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

We have agreed to bear all expenses of registration of the common stock (other than fees and expenses, if any, of legal counsel or other advisors to the selling stockholders). Any commissions, discounts, concessions or other fees, if any, are payable to brokers or dealers in connection with any sale of the common stock will be borne by the selling stockholders selling those shares.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In addition, we will file a supplement to this prospectus upon being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares. We will bear all costs, expenses and fees in connection with the registration of the shares.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the common stock offered in this prospectus were passed upon for us by Pillsbury Winthrop LLP, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

MATERIAL CHANGES

On September 20, 2002, we filed with the FDA a PMA relating to our REVELATION (R) Tx linear ablation microcatheter system. We anticipate receiving from the FDA approval for our REVELATION (R) Tx linear ablation microcatheter system during the first quarter of 2003.

In connection with our private placement of Units of common stock and warrants in 2001, we entered into a letter agreement in April 2001, or the 2001 Letter Agreement, with a financial advisor. This financial advisor assisted us with our 2001 private placement of Units and received a commission in connection with the 2001 offering. This financial advisor continues to provide certain services to us in connection with the development of potential strategic alliances.

Shortly before the August 5, 2002 closing of our private placement, the financial advisor that is a party to the 2001 Letter Agreement, or the 2001 Agent, communicated to us that it believes that it is entitled under the 2001 Letter Agreement to fees and warrants in connection with the private placement that we completed in August, 2002. We strongly disagree with the 2001 Agent’s interpretation of the 2001 Letter Agreement. However, even if the 2001 Agent’s interpretation is determined to be correct, we believe that the 2001 Agent waived any rights to compensation it might have in connection with our private placement.

We sent to the 2001 Agent on August 21, 2002 a termination letter relating to the 2001 Letter Agreement. Pursuant to the terms of the 2001 Letter Agreement, our obligations to pay the 2001 Agent a commission or to issue them warrants in connection with sales of our securities terminates thirty (30) days from the date of this termination letter, or September 20, 2002. On August 29, 2002, the 2001 Agent sent to us an invoice for cash commissions and warrants that the 2001 Agent claims are owed to it pursuant to the 2001 Letter Agreement as a result of the August, 2002 closings of our private placement. On September 10, 2002, we sent a letter to the 2001 Agent to express our position that no fees or warrants are due to the 2001 Agent in connection with the August, 2002 closings of our private placement. On September 26, 2002 we received a letter from legal counsel to the 2001 Agent reasserting the 2001 Agent’s claim that it must receive payment of commissions and warrants in connection with the August, 2002 closings of our private placement.

In the event the 2001 Agent prevails on any claims in connection with the August Private Placement, we would be required to pay to the 2001 Agent $381,570, or 7.5% of the gross proceeds that we received from the sale of shares of common stock in the August, 2002 closings of the private placement, and issue warrants to the 2001 Agent to purchase up to 698,287 shares of common stock, or 10% of the number of shares sold in the August, 2002 closings of the private placement. In the event the warrants issued to the investors in the August, 2002 closings of the private placement are exercised, we would be required to pay an additional cash amount equal to $133,549, or 7% of the aggregate exercise price of those warrants. Any payments to the 2001 Agent or warrants issued to the 2001 Agent would be in addition to placement fees and warrants payable to the financial advisor that we retained in July, 2002 to assist with the private placement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). This information can be accessed via a Web site maintained by the SEC (http://www.sec.gov). Copies of the material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

This prospectus is a part of a registration statement we filed with the SEC. This registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. For more information about us and our common stock, you should read the registration statement and its exhibits and schedules. Copies of the registration statement, including its exhibits may be obtained from the SEC’s principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, may be examined without charge at the offices of the SEC, or may be accessed via a web site maintained by the SEC (http://www.sec.gov).

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(a)  Our Annual Report on Form 10-K for the year ended December 31, 2001, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any or such reports, statements or descriptions;

(b)  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions;

(c)  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions;

(d)  The Proxy Statement for our 2002 Annual Meeting of Stockholders, including any amendments or reports filed for the purpose of updating any or such reports, statements or descriptions;

(e)  The Definitive Proxy Statement for our Special Meeting of Stockholders filed on September 19, 2002, including any amendments or reports filed for the purpose of updating any such reports, statements or descriptions;

(f)  The description of our common stock set forth in the registration statement on Form 8-A filed on April 23, 1997, including any amendment thereto or report filed for the purpose of updating such description;

(g)  The description of our Series A Participating Preferred Stock set forth in the registration statement on Form 8-A filed on May 22, 2002, including any amendment thereto or report filed for the purpose of updating such description;

(h)  Our Report on Form 8-K filed on May 22, 2002, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions; and

(i)  Our Report on Form 8-K filed on August 6, 2002, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions; and

(j)  Our Report on Form 8-K/A filed on September 19, 2002, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions.

Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference into this prospectus (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into those documents). Requests should be submitted in writing or by telephone at (510) 354-0300 to Cardima, Inc., at our principal executive offices, 47266 Benicia Street, Fremont, California 94538, Attention: Ronald E. Bourquin, Chief Financial Officer.

9,995,775 Shares
Common Stock

CARDIMA, INC.

PROSPECTUS

            , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by Cardima in connection with the sale and distribution of the common stock being registered. Selling commissions, brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

Amount
SEC registration fee	$730.00
Accounting fees and expenses	8,500.00
Legal fees and expenses	20,000.00
Registrar and transfer agent’s fees	2,500.00
NSM listing fee	17,500.00
Miscellaneous fees and expenses	3,000.00

Total	$52,230.00

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, the “Delaware GCL,” permits our board of directors to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of ours, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). The Delaware GCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

Article IX of our Amended and Restated Certificate of Incorporation and Article VII, Section 6 of our Bylaws, provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law.

In addition, we have entered into separate indemnification agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16.    Exhibits

Exhibit Number	Description of Document

5.1	Opinion of Pillsbury Winthrop LLP regarding the legality of the securities being registered.

*	Form of Stock and Warrant Purchase Agreement between Cardima, Inc. and certain purchasers

*	Form of Warrant for common stock of Cardima, Inc. issued to the Placement Agent

Exhibit Number	Description of Document

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

*	Incorporated by reference to our Report on Form 8-K/A filed with the SEC on September 19, 2002.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We hereby undertake:

(1)  To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2)  That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  For purposes of determining any liability under the Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act which is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3, and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, October 7, 2002.

CARDIMA, INC.

By:	/s/ GABRIEL B. VEGH
Gabriel B. Vegh Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Gabriel B. Vegh and Ronald E. Bourquin and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ GABRIEL B. VEGH Gabriel B. Vegh	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	October 7, 2002

/s/ RONALD E. BOURQUIN Ronald E. Bourquin	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	October 7, 2002

/s/ JESSE D. ERICKSON Jesse D. Erickson	Director	October 7, 2002

/s/ LAWRENCE J. SISKIND Lawrence J. Siskind	Director	October 7, 2002

/s/ RODOLFO C. “TINO” QUIJANO Rodolfo C. “Tino” Quijano, M.D., Ph. D.	Director	October 7, 2002

/s/ PHILLIP C. RADLICK Phillip C. Radlick, Ph. D.	Director	October 7, 2002

EXHIBIT INDEX

Exhibit Number	Description of Document

5.1	Opinion of Pillsbury Winthrop LLP regarding the legality of the securities being registered.

*	Form of Stock and Warrant Agreement between Cardima, Inc. and certain purchasers.

*	Form of Warrant for common stock of Cardima, Inc. issued to the Placement Agent

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

*	Incorporated by reference to our Report on Form 8-K/A filed with the SEC on September 19, 2002.